

VIA FACSIMILE AND U.S. MAIL

September 22, 2009

H. Douglas Goforth
Chief Financial Officer and Treasurer
BlueLinx Holdings, Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339

> **RE:** **BlueLinx Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2009**
> **Forms 10-Q for Fiscal Quarters Ended April 4, 2009 and July 4, 2009**
> **Definitive Proxy Statement filed April 16, 2009**
> **File No. 1-32383**

Dear Mr. Goforth:

     We have reviewed your response letter dated August 26, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<p style="text-align:center">Form 10-K for the Year Ended January 3, 2009</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Financial Statements

2. Summary of Significant Accounting Policies, page 48

Restricted Cash, page 48

2. We have read your response to comment eight from our letter dated July 30, 2009. You indicated that you considered the changes in restricted cash held in escrow associated

with your mortgage as a financing activity. However, given the size of the restricted cash held in escrow related to the mortgage, as compared to the entire restricted cash balance, and total cash flows from operations in your Form 10-K for the year ended January 3, 2009, the reclassification of such amounts was not required as the amount was immaterial. Please tell us what consideration you gave to the materiality of the changes in restricted cash held in escrow associated with your mortgage on operating activities for the six months ended July 4, 2009. Please also tell us how you determined that your restricted cash held in escrow associated with your mortgage as compared to the entire restricted cash balance is not material as of January 3, 2009 and July 4, 2009.

Exhibits, page 87

3. We note your response to comment 15 in our letter dated July 30, 2009. Please file the exhibits and schedules to Exhibits 10.11 and 10.14 in their entirety with your next Exchange Act report.

Form 10-Q for the Quarterly Period Ended July 4, 2009

Critical Accounting Policies, page 38

Income Taxes, page 41

4. We have read your response to comment 21 from our letter dated July 30, 2009. You indicated that you considered available positive and negative evidence, relative to the four sources of taxable income, to determine whether a valuation allowance was necessary. We have the following comments.

   - Please disclose and provide a more robust discussion of the positive and negative evidence you considered in your determination of whether your deferred tax assets were recoverable and also disclose how that evidence was weighted;

   - Your revised disclosure should also disclose the facts and circumstances that changed from the end of fiscal year 2008 to the end of the first quarter of fiscal 2009 regarding your valuation allowance;

   - Please enhance the revised disclosure of your income taxes critical accounting policy to include a discussion of the significant estimates outlined in your response, including but not limited to the estimates used for calculating future taxable income; and

   - Disclose the financial statement impact if actual results differ from the estimates and assumptions made by management. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040. Please show us supplementally what your revised disclosure will look like.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief